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                              June 3, 2022

       Ira Robbins
       Chief Executive Officer
       Valley National Bancorp
       One Penn Plaza
       New York, NY 10119

                                                        Re: VALLEY NATIONAL
BANCORP

       Dear Mr. Robbins:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.



       Form 10-K for the fiscal period ending December 31, 2021

       Selected Performance Indicators, page 43

   1. We note that you disclose net income, as adjusted, total non-interest expense, as adjusted, total non-interest
income, as adjusted and gross operating income, as adjusted. These adjusted measures
appear to be non-GAAP measures. Please address the following in future filings:

                                                              Identify and
label these measures as non-GAAP as required by Item 10(e)(1)(i) of
                                                            Regulation S-K and
provide all the disclosures in Item 10(e)(1)(i)(A-D) related to all non-GAAP
indicators;
                                                              Identify net
interest income in your gross operating income reconciliation as a
                                                            GAAP measure,    as
reported   , consistent with your other non-GAAP disclosures;
                                                            and;
                                                              Consider
including a separate 'non-GAAP' section in future filings that houses all non-GAAP
disclosures included in the document.
 Ira Robbins
Valley National Bancorp
June 3, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michelle Miller at 202-551-3368 or David Irving at 202-551-3321 with any questions.



FirstName LastNameIra Robbins                             Sincerely,
Comapany NameValley National Bancorp
                                                          Division of
Corporation Finance
June 3, 2022 Page 2                                       Office of Finance
FirstName LastName